SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                     SUNDSTRAND CORPORATION
                        (Name of Issuer)

             Common Stock, par value $.50 per share
                 (Title of Class of Securities)

                            86732310
                         (CUSIP Number)

          John A. Levin                 (212) 332-8400
          John A. Levin & Co., Inc.     One Rockefeller Plaza
                                        New York, New York 10020
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                        December 22, 1994
         (Date of event which requires filing of this statement)
                     ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          This Amendment No. 1 to Schedule 13D of John A. Levin & Co., Inc. ("Levin & Co.") and John A. Levin with respect to the common stock, par value $.50 per share (the "Common Stock"), of Sundstrand Corporation (the "Company") hereby amends the initial
Schedule 13D (filed with the Securities and Exchange Commission on December 22, 1994) as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended and restated as follows:

          The source of funds for purchases of the Common Stock reported by Levin & Co. was the accounts of Levin & Co.'s advisory clients. The total amount of such funds is $63,898,867, including commissions.

                            SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      December 23, 1994

                                    JOHN A. LEVIN & CO., INC.
                                    By: /s/ John A. Levin
                                        -------------------------
                                        John A. Levin, President


                                    /s/ John A. Levin
                                    -----------------------------
                                          John A. Levin